File No. 812-15876

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

The Gabelli Dividend & Income Trust
The Gabelli Preferred & Income Trust
Gabelli Funds, LLC

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(B) OF THE INVESTMENT
COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 17(A)
THEREOF, AND PURSUANT TO SECTION 17(D) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17D-1 THEREUNDER APPROVING CERTAIN
JOINT TRANSACTIONS

Please direct all communications, notices and orders to:

John Ball

Gabelli Funds, LLC

One Corporate Center

Rye, New York, 10580-1422

(914) 921-7728

With copies to:

Peter Goldstein, Esq. Gabelli Funds, LLC One Corporate Center Rye, New York, 10580-1422 (914) 921-5100	Kevin T. Hardy Skadden, Arps, Slate, Meagher & Flom LLP 320 South Canal Street Chicago, Illinois 60606 (312) 407-0641

December 18, 2025

This Application (including Exhibits) contains 19 pages

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

:
In the Matter of: THE GABELLI DIVIDEND & INCOME TRUST THE GABELLI PREFERRED & INCOME TRUST GABELLI FUNDS, LLC One Corporate Center Rye, New York 10580-1422 File 812-15876	: : : : : : : : : : : : : : ;

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(B) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 17(A) THEREOF, AND PURSUANT TO SECTION 17(D) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17D-1 THEREUNDER APPROVING CERTAIN JOINT TRANSACTIONS.

:

The Gabelli Dividend & Income Trust (“Dividend Trust”), The Gabelli Preferred & Income Trust (“Preferred Trust” and together with Dividend Trust, the “Funds”) and Gabelli Funds, LLC (the “Adviser” and together with the Dividend Trust and the Preferred Trust, the “Applicants”) hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”), (i) pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”), granting an exemption from Section 17(a) thereof, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, approving certain transactions, to permit (a) the contribution of a segment of Dividend Trust’s assets (which is anticipated to consist largely or exclusively of cash, preferred securities, and other income-producing securities) having a value of approximately $100 million to Preferred Trust, a Delaware statutory trust organized on May 12, 2025 and wholly owned by Dividend Trust, and (b) the subsequent distribution by Dividend Trust of all of the common shares of beneficial interest, par value $0.001, of Preferred Trust (“Preferred Trust Common Shares”) as a dividend to holders of Dividend Trust Common Shares (as defined below) at an anticipated rate of one Preferred Trust Common Share for every twenty common shares of beneficial interest, par value $0.001, of Dividend Trust (“Dividend Trust Common Shares”) held. The contribution of such Dividend Trust assets to Preferred Trust and the subsequent distribution of Preferred Trust Common Shares to holders of Dividend Trust Common Shares are together referred to herein as the “Transaction.”

I.	Description of Applicants

Dividend Trust is a Delaware statutory trust that commenced investment operations on November 28, 2003, and is registered under the 1940 Act. Currently, Dividend Trust operates as a diversified, closed-end management investment company seeking to provide a high level of total return on its assets with an emphasis on dividends and income. As of November 28, 2025, Dividend Trust’s total assets approximated $3.2 billion, including the liquidation preference of its preferred shares outstanding, and its total net assets attributable to Dividend Trust Common Shares approximated $2.7 billion. As of November 28, 2025, none of the trustees (the “Trustees”) or officers of Dividend Trust beneficially owned, individually or as a group, in excess of 1% of the Dividend Trust Common Shares. As of November 28, 2025, Mario J. Gabelli and his affiliates owned (i) less than 1% of the Dividend Trust Common Shares and (ii) approximately 43.5% of the outstanding preferred shares of beneficial interest of Dividend Trust Common Shares.

Preferred Trust was formed on May 12, 2025 and filed a notification of registration on Form N-8A on August 8, 2025 to register under the 1940 Act as a diversified, closed-end management investment company. Preferred Trust filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 on August 8, 2025 (“Proxy Statement/Prospectus”). Preferred Trust also will file a registration statement on Form N-2 pursuant to Rule 8b-5 within 90 days after the filing of the Form N-8A. The Agreement and Declaration of Trust of Preferred Trust authorizes Preferred Trust to issue an unlimited number of shares of beneficial interest.

Prior to the effectiveness of the Proxy Statement/Prospectus under the 1933 Act, Dividend Trust will purchase Preferred Trust Common Shares in consideration of Dividend Trust’s contribution to Preferred Trust of at least $100,000 initial net asset value (the “Seed Capital Shares”), in order to satisfy the requirements of Section 14(a) of the 1940 Act. It is intended that the Seed Capital Shares will be included in the distribution of Preferred Trust Common Shares to the holders of Dividend Trust Common Shares and accordingly will be sold pursuant to a registration statement under the 1933 Act. Dividend Trust and Preferred Trust have the same President and Treasurer. All of the thirteen trustees (the “Trustees”) on the board of Trustees of Dividend Trust are also Trustees of the thirteen-member board of Trustees of Preferred Trust (each such governing body, a “Board” and together, the “Boards”). Ten of the thirteen, or approximately 77%, of each Fund’s Board are Trustees who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act (the “Independent Trustees”).

The primary investment objective of Preferred Trust is current income. Preferred Trust’s secondary objective is capital appreciation. Under normal market conditions, the Preferred Trust will invest at least 80% of its net assets plus borrowings for investment purposes in preferred securities. Under normal market conditions, Preferred Trust will invest at least 80% of its assets in securities rated investment grade by recognized statistical rating agencies. Additionally, under normal market conditions, Preferred Trust may invest up to 35% of its total assets in securities of non-U.S. issuers (including securities of companies in emerging markets). Preferred Trust may not invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry.

The Adviser is a New York limited liability company which serves as an investment adviser to registered investment companies as well as one fund that trades on the London Stock Exchange and a Luxembourg SICAV, with combined aggregate net assets of approximately $21.0 billion as of December 31, 2024. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a wholly owned subsidiary of GAMCO Investors, Inc. (“GAMI”). Mr. Mario J. Gabelli may be deemed a “controlling person” of the Adviser on the basis of his controlling interest in GAMI. Mr. Gabelli owns a majority of the stock of GGCP, Inc. (“GGCP”) which holds a majority of the capital stock and voting power of GAMI. Mr. Gabelli is also a Trustee, chairman and the chief investment officer of both Dividend Trust and Preferred Trust.

II.	The Transaction

The Board of Dividend Trust determined that investments in preferred securities and other income producing securities could provide attractive opportunities for current income. The Board determined that the Transaction will provide Dividend Trust common shareholders with a new closed-end fund that (i) will invest in a more focused portfolio consisting primarily of preferred securities as compared to Dividend Trust, which has a broader investment mandate to invest in dividend paying securities (such as common and preferred stock) or other income producing securities.

To enable Dividend Trust’s common shareholders to participate more directly in these opportunities, the Board of Dividend Trust has approved, subject to the issuance of the exemptive relief sought hereby and subsequent shareholder approval, the contribution of a segment of Dividend Trust’s assets having a value of approximately $100 million to Preferred Trust, in exchange for Preferred Trust Common Shares. It is anticipated that the contributed assets will consist largely or exclusively of cash, preferred securities, and other income-producing securities . All the Preferred Trust Common Shares will then be distributed by Dividend Trust as a dividend to holders of Dividend Trust Common Shares. Each holder of Dividend Trust Common Shares would receive one Preferred Trust Common Share for the number of whole Dividend Trust Common Shares owned on the distribution record date that will produce a total distribution of approximately $100 million. Based on the number of Dividend Trust Common Shares outstanding as of November 28, 2025 and a target initial net asset value per share of Preferred Trust Common Shares of $23.00, a contribution of assets with a value of approximately $100 million would result in a distribution of one (1) Preferred Trust Common Share for every twenty Dividend Trust Common Shares.1

[1]	It was determined that only whole Preferred Trust Common Shares would be issued and distributed for whole Dividend Trust Common Shares. To arrive at the estimated price per share, the value of the assets to be contributed to Preferred Trust by Dividend Trust, approximately $100 million, was divided by 88,428,970, the number of Dividend Trust Common Shares issued and outstanding as of November 28, 2025, which equals $1.13. This gives an approximate value per share of Dividend Trust to be distributed (in Preferred Trust Common Shares) to holders of Dividend Trust Common Shares. The number of whole Dividend Trust Common Shares that would result in a net asset value per share for Preferred Trust Common Shares that would be as close as possible to $23.00 per share was determined to be twenty Dividend Trust Common Shares for one (1) Preferred Trust Common Share, which would result in an estimated per share price of approximately $23.00 (i.e., $1.13 multiplied by 20 equals approximately $23.00 per share). Utilizing the foregoing methodology, the exact price per Preferred Trust Common Share will be determined by the Board of Preferred Trust or a duly appointed committee of the Board immediately prior to the Transaction.

No fractional Preferred Trust Common Shares will be issued as part of the Transaction. The fractional shares of Preferred Trust Common Shares to which holders of Dividend Trust Common Shares would otherwise be entitled will be aggregated and an attempt to sell them in the open market will be made at the then prevailing prices on behalf of such holders, and such holders will receive instead a cash payment in the amount of their pro rata share of the total sales net proceeds. Such shares may be sold by the distribution agent, Computershare Trust Company, N.A., at a discount or a premium to net asset value; therefore, a shareholder may receive less or more than the net asset value for any such fractional shares. Thus, assuming a distribution ratio of one (1) Preferred Trust Common Share for every twenty Dividend Trust Common Shares, a person who holds a number of Dividend Trust Common Shares that is not an even multiple of twenty will receive the appropriate number of Preferred Trust Common Shares and a payment for his or her pro rata share of the proceeds from sales of fractional share interests. A holder of fewer than twenty Dividend Trust Common Shares will receive no Preferred Trust Common Shares in the distribution but will be entitled only to his or her pro rata share of the net proceeds from sales of fractional share interests.

Shareholder approval of the Transaction will be sought at a special meeting of holders of shareholders of the Dividend Trust anticipated to be held in 2026. Shareholder approval of the Transaction will require vote of a majority of the outstanding voting securities (as defined in the 1940 Act ) of Dividend Trust. Holders of Dividend Trust Common Shares and holders of Dividend Trust Preferred Shares will vote together as a single class. A vote of the majority of the outstanding voting securities requites the affirmative vote of the lesser of (1) a majority of the outstanding shares of Dividend Trust, or (2) 66 2/3% or more of the shares of Dividend Trust represented at the special meeting of shareholders if more than 50% of the outstanding shares of Dividend Trust are present or represented by proxy at the special meeting of shareholders. Shareholders of Dividend Trust will not vote to approve the Transaction unless and until the Commission issues an order granting the requested relief.

Dividend Trust’s investment objective is to provide a high level of total return on its assets with an emphasis on dividends and income, whereas the primary investment objective of Preferred Trust is current income, with a secondary objective of capital appreciation. Dividend Trust attempts to achieve its investment objective by investing, under normal market conditions, at least 80% of its assets in dividend paying securities (such as common and preferred stock) or other income producing securities (such as fixed-income securities and securities that are convertible into common stock). In addition, under normal market conditions, at least 50% of Dividend Trust’s assets consist of dividend paying equity securities. Dividend Trust may invest up to 35% of its total assets in the securities of non-U.S. issuers (including securities of companies in emerging markets). Under normal market conditions, the Preferred Trust will invest at least 80% of its net assets plus borrowings for investment purposes in preferred securities. Under normal market conditions, Preferred Trust will invest at least 80% of its assets in securities rated investment grade by recognized statistical rating agencies. Additionally, under normal market conditions, Preferred Trust may invest up to 35% of its total assets in securities of non-U.S. issuers (including securities of companies in emerging markets). Preferred Trust may not invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry. Because Preferred Trust has a greater focus on preferred securities than Dividend Trust, Preferred Trust over time may be expected to experience different investment results from Dividend Trust.

As noted above, Preferred Trust is registered under the 1940 Act as a diversified, closed-end investment company, and the Adviser will serve as investment adviser to Preferred Trust. The advisory fee structure for Preferred Trust will be the same as the advisory fee structure for Dividend Trust,2 which has been approved by shareholders and was most recently re-approved by the Board of Dividend Trust, including all of its Independent Trustees, on August 22, 2024. Application will be made to list the Preferred Trust Common Shares for trading on the New York Stock Exchange.

The Board of Dividend Trust, including all of its Independent Trustees, concluded that the Transaction will result in the following benefits to Dividend Trust shareholders:

1. The holders of Dividend Trust Common Shares will receive shares of an investment company with a different risk-return profile from Dividend Trust, thereby providing the holders of Dividend Trust Common Shares with the following alternatives: (a) retaining their shares in both Dividend Trust and Preferred Trust; (b) selling their Preferred Trust Common Shares and retaining their Dividend Trust Common Shares; or (c) selling their Dividend Trust Common Shares and retaining their Preferred Trust Common Shares. As a consequence, holders of Dividend Trust Common Shares may more closely align their investment portfolio with their desired exposure to different segments of the equity market. If a shareholder sells either of his or her Dividend Trust Common Shares or Preferred Trust Common Shares, the shareholder can be expected to incur brokerage commissions and such sale may constitute a taxable event for the shareholder.

2. Preferred Trust Common Shares will be issued at a much lower transaction cost to investors than is typically the case for a newly-organized closed-end fund since there will be no underwriting discounts or commissions. The Transaction will not result in an increase in the aggregate net assets of Dividend Trust and Preferred Trust.

[2]	Under the investment advisory agreement entered into between Preferred Trust and the Adviser, the Adviser will manage the portfolio of Preferred Trust and also oversee the administration of aspects of Preferred Trust’s business. The investment advisory agreement provides that Preferred Trust will pay the Adviser a fee computed weekly and paid monthly at an annual rate of 1.00% of the value of the Preferred Trust’s average weekly net assets including proceeds attributable to any outstanding preferred shares and the outstanding principal amount of any debt securities the proceeds of which were used for investment purposes. The advisory fee rate to be paid by Preferred Trust to the Adviser is the same as the advisory fee rate paid by Dividend Trust to the Adviser.

The Board of Dividend Trust determined not to change the non-fundamental investment policies of Dividend Trust in a manner that would transform Dividend Trust into a fund focused on preferred securities because, in their view, many Dividend Trust investors likely wish to retain their investment in a closed-end fund that invests substantially all its assets in dividend paying securities or other income producing securities.

The Board of Dividend Trust has been advised by counsel that the distribution of Preferred Trust Common Shares to the holders of Dividend Trust Common Shares likely will be a taxable event for holders of Dividend Trust Common Shares to some extent and, under certain circumstances, also will be a taxable event for Dividend Trust to some extent. Dividend Trust does not expect that it will recognize significant taxable gain on its distribution of the Preferred Trust Common Shares because it does not expect any of the contributed short-term debt securities to have a value at the time of their contribution to Preferred Trust significantly in excess of Dividend Trust’s tax basis for such securities and as a result does not expect the value of Preferred Trust Common Shares to be significantly in excess of Dividend Trust’s tax basis at the time of distribution. Similarly, the Transaction is not expected to increase significantly the total amount of taxable distributions received by holders of Dividend Trust Common Shares for the year in which the Transaction is consummated because (i) for the same reasons described in the preceding sentence, the Transaction is not expected to significantly increase Dividend Trust’s earnings and profits (i.e., the amount of Dividend Trust’s distributions that are classified as taxable dividends) for U.S. federal income tax purposes and (ii) the Board of Dividend Trust has adopted a policy of distributing to shareholders monthly substantially all of its taxable income and accordingly any taxable income included in the distribution of Preferred Trust Common Shares would be distributed at some point during the year in any event.

The costs of organizing Preferred Trust and effecting the distribution of Preferred Trust Common Shares to holders of Dividend Trust Common Shares, including the fees and expenses of counsel and accountants, printing, soliciting shareholders, listing and registration fees, and the costs of this application are estimated to be approximately $1,100,000 and will be borne by Dividend Trust. Dividend Trust will bear the costs of soliciting shareholder approval of the Transaction, which is expected to be $50,000. In addition, Preferred Trust will incur operating expenses on an ongoing basis, including legal, auditing, transfer agency and custodian expenses that, when aggregated with the fees payable by Dividend Trust for similar services after the distribution, will likely exceed the fees and expenses currently payable by Dividend Trust for those services. It is not expected that the Transaction will have a significant effect on the annual expenses of Dividend Trust as a percentage of its net assets.

The Board of Dividend Trust, including all of the Independent Trustees, has considered the tax consequences of the Transaction and believes that the benefits of the Transaction outlined above outweigh any adverse tax consequences to Dividend Trust and holders of Dividend Trust Common Shares, particularly because such adverse tax consequences are expected to be minimal. In addition, the Board of Dividend Trust, including all of the Independent Trustees, concluded that it is appropriate for Dividend Trust to bear the costs of the Transaction outlined above inasmuch as the benefits of the Transaction outlined above will be for the benefit of such holders of Dividend Trust Common Shares and because absorption of such expenses by Dividend Trust will eliminate any deficit in the net asset value of Preferred Trust Common Shares in comparison to the amount of the distribution, which may support the pricing of Preferred Trust Common Shares in trading on the New York Stock Exchange.

III.	Relief Requested

Applicants hereby request an order (i) pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain joint transactions.

A. Section 17(a)

Section 17(a)(1) of the 1940 Act makes it unlawful, among other things, for any affiliated person of a registered investment company to sell any securities or other property to the registered company. Section 17(a)(2) of the 1940 Act makes it unlawful, among other things, for such an affiliated person to purchase securities or other property from the registered company.3

Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include, among others, “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (C) any person directly or indirectly controlling, controlled by or under common control with, such other person; . . .”

Applicants are concerned that Dividend Trust may be viewed as an affiliated person of Preferred Trust under Section 2(a)(3) because Dividend Trust will own 100% of Preferred Trust ‘s voting securities until the consummation of the Transaction. Dividend Trust and Preferred Trust may also be viewed as affiliated persons of each other to the extent that they may be deemed to be under the common control of the Adviser.

Applicants are also concerned that Section 17(a) may be considered to prohibit the Transaction if the above affiliations occur and are not able to rely on an exemption. As a result, in the absence of an exemption under the rules adopted by the Commission under Section 17(a) or an exemptive order, Section 17(a)(1) might prohibit Dividend Trust’s sale to Preferred Trust of a portion of Dividend Trust’s assets and Preferred Trust’s sale to Dividend Trust of securities issued by Preferred Trust.

[3]	As relevant here, Section 17(a) provides that:

It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal —

(1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof;

(2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer), . . .

* * * *

B. Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit, among other things, transactions in which a registered investment company and any affiliated person of such a company may be deemed to be acting jointly and as principal.

Section 17(d) of the 1940 Act provides as follows:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant. . . .

Rule 17d-1 provides, among other things, as follows:

(a) No affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B) of the Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

As explained above, Preferred Trust and Dividend Trust may be viewed as affiliated persons of each other. Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Transaction may be deemed to constitute a prohibited joint transaction.

IV.	Justification for the Requested Relief

Applicants submit that the requested order would meet all applicable statutory standards. Set forth below is a discussion of each section of the 1940 Act relevant to this Application.

A. Section 17(a)

Applicants are requesting an exemption pursuant to Section 17(b) of the 1940 Act from the provisions of Section 17(a) of the 1940 Act in order to permit Applicants to effect the Transaction. Section 17(b) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in the registration statement and reports filed under the 1940 Act; and

(3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants submit that the Transaction satisfies the above conditions.

The terms of the Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. The proposed contribution by Dividend Trust of a portion of its assets to Preferred Trust in exchange for Preferred Trust Common Shares will be based on the fair value of such assets computed as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. New York time) on a business day to be selected by the Board of Dividend Trust (the “Valuation Date”), in the same manner as for purposes of the daily net asset valuation for Dividend Trust. The Transaction will occur after the close of trading on the New York Stock Exchange on the Valuation Date. As noted above, it is anticipated that such assets will consist largely or exclusively of cash, preferred securities, and other income-producing securities and thus will pose no issues with respect to valuation. Similarly, Preferred Trust Common Shares distributed by Dividend Trust in the Transaction will be valued based on the value of Preferred Trust’s assets. “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the 1940 Act and Rule 2a-5 thereunder. Thus, among other things, portfolio securities of Dividend Trust sold to Preferred Trust will be valued at market value if market quotations exist with respect to such securities, and for any other securities and assets, value will be determined in good faith pursuant to valuation policies and procedures adopted by the Board of Dividend Trust. Dividend Trust undertakes that fair value will be determined separately by a majority of the Independent Trustees of Dividend Trust and Preferred Trust as set forth in Section 2(a)(19) of the 1940 Act. The operation of the valuation policies and procedures of Preferred Trust with respect to the assets being contributed to Preferred Trust will be identical to the operation of the valuation policies and procedures of Dividend Trust with respect to such securities. In addition, since it is anticipated that the contributed assets will consist largely or exclusively of cash, preferred securities, and other income-producing securities, it is not expected that material brokerage commissions or other expenses will be incurred as a result of the Transaction.

The Transaction will be consistent with the stated investment policies of Dividend Trust and Preferred Trust as fully disclosed to shareholders of Dividend Trust and as will be disclosed to shareholders of Preferred Trust. The distribution of Preferred Trust Common Shares will not initially change the position of Dividend Trust’s shareholders with respect to the underlying investments they then own other than that such investments will simply be held through two diversified closed-end investment companies, rather than one diversified closed-end investment company. The Proxy Statement/Prospectus of Dividend Trust and Preferred Trust is being used to solicit the approval of Dividend Trust shareholders of the Transaction at a vote to take place following the issuance of the exemptive order sought hereby. Such Proxy Statement/Prospectus will describe the investment objectives and policies of Dividend Trust and of Preferred Trust, the management of Preferred Trust, and other information pertinent to the Transaction. Thus, the Transaction, when effected, will be consistent with the prior disclosure provided to Dividend Trust shareholders regarding Preferred Trust. Moreover, Dividend Trust’s shareholders will have the opportunity to vote on the Transaction after having received all material disclosure concerning the Transaction.

The Transaction also is consistent with the general purposes of the 1940 Act. Section 1(b)(2) of the 1940 Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Transaction is being proposed to benefit Dividend Trust and its shareholders. The Board of each of Dividend Trust and Preferred Trust, including a majority of the Independent Trustees of each Board, has each determined:

(1) that participation in the Transaction is in the best interests of Dividend Trust or Preferred Trust, as applicable;

(2) that the interests of the existing shareholders of Dividend Trust or Preferred Trust, as applicable, will not be diluted as a result of its effecting the transactions; and

(3) such findings, and the basis upon which the findings were made, will be recorded fully in the minute book of Dividend Trust or Preferred Trust, as applicable.

In making this determination, the Boards of each of Dividend Trust and Preferred Trust considered the following factors for their respective Fund: (i) the fees or expenses that will be borne directly or indirectly by the Fund in connection with the Transaction; (ii) the effect of the Transaction on annual Fund operating expenses and shareholder fees and services; (iii) changes in the Fund’s investment objectives, restrictions and policies that will result from the Transaction; (iv) direct and indirect federal income tax consequences of the Transaction to the Fund’s shareholders; (v) the potential benefits to the shareholders of the Fund as a result of the proposed Transaction; (vi) the terms and conditions of the proposed Transaction; (vii) the expenses that are anticipated to be incurred on an ongoing basis by the shareholders of the Fund; (viii) whether shareholders of the Fund will have the same shareholder services or gain the benefit of additional shareholder services, or whether existing services will be scaled back or eliminated as a result of the Transaction; (ix) anticipated asset levels of the Fund and future prospects of the Fund; (x) the identity of the portfolio managers of the Fund; and (xi) alternatives to the Transaction, such as conducting an underwritten initial public offering for a new fund similar to Preferred Trust or changing the non-fundamental investment policies of Dividend Trust in a manner that would transform it into a fund focused on investment in preferred securities.

The Board of Dividend Trust and the Board of Preferred Trust each believes that the expense ratio of Preferred Trust, which is expected to be approximately 0.7% higher than that of Dividend Trust, and the modestly higher combined expenses are appropriate in light of the benefits of having a separate fund that will allow the holders of Dividend Trust Common Shares to gain greater access to a fund focused on investment in preferred securities and other income producing securities.

B. Section 17(d) and Rule 17d-1

Applicants request that an order be issued pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Boards have determined that the Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Section 17(a). The Transaction has been proposed in order to benefit the shareholders of Dividend Trust as well as Preferred Trust. In addition, neither the Adviser nor any other affiliated person of Dividend Trust or Preferred Trust will receive additional fees solely as a result of the Transaction. In fact, the fee indirectly payable to the Adviser by shareholders of Preferred Trust will be the same as the fee currently indirectly payable to the Adviser by shareholders of Dividend Trust. Although it is possible to conclude that the creation of Preferred Trust may also benefit the Adviser by providing it with an additional managed fund, the Board of Dividend Trust has determined that such result does not supply a benefit that could not have otherwise been achieved with greater benefit to the Adviser through an initial public offering of a fund investing in preferred securities and other income producing securities and that such benefit is both hypothetical and marginal in view of the fact that the assets of Dividend Trust contributed to Preferred Trust pursuant to the Transaction represent only approximately 4% of Dividend Trust’s net assets attributable to Dividend Trust Common Shares prior to the Transaction, as of November 28, 2025. In addition, by creating Preferred Trust through the Transaction, Dividend Trust is effectively enabling holders of Dividend Trust Common Shares to receive Preferred Trust Common Shares without the costs associated with a public offering. Thus, the participation by Dividend Trust and Preferred Trust in the Transaction is on a basis no less advantageous than that of the Adviser.

The costs of organizing Preferred Trust and effecting the distribution of Preferred Trust Common Shares to holders of Dividend Trust Common Shares, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne by Dividend Trust. Dividend Trust will also bear the costs of soliciting its shareholders’ approval of the Transaction, which is estimated to be $50,000. The costs incurred in connection with this Application will be borne by the Dividend Trust since the identical shareholders own both funds and it is difficult to imagine an allocation of costs that would be unfair. Under such arrangement, the Preferred Trust Common Shares will have the same net asset value as the amount of the distribution to the holders of Dividend Trust Common Shares rather than a net asset value several cents per share less than that amount, while absorption of such costs by Dividend Trust will have less than one-half cent per share impact on the net asset value of Dividend Trust. The absence of any discrepancy between these amounts in Preferred Trust Common Shares may support the pricing of such shares on the New York Stock Exchange.

Finally, the Transaction will not place any of Dividend Trust, Preferred Trust, or existing shareholders of Dividend Trust in a position less advantageous than that of any other person. Dividend Trust’s assets transferred to Preferred Trust (and the Preferred Trust Common Shares received in return) will be based on their fair value as computed on the day of the transfer in accordance with the requirements of the 1940 Act and pursuant to valuation procedures adopted by the Board of Dividend Trust.4 The Preferred Trust Common Shares will be distributed as a dividend to holders of Dividend Trust Common Shares on the same basis, leaving such shareholders in the same investment posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction.5

[4]	Net asset value for Dividend Trust is, and net asset value for Preferred Trust will be, calculated on a daily basis.
[5]	It is not anticipated that the valuation procedures to be adopted by Preferred Trust will differ from those adopted by Dividend Trust. The assets under consideration for transfer by Dividend Trust to Preferred Trust would be valued in the same manner under either procedures.

V.	Applicable Precedent

The Commission has granted relief similar to that sought here to the Adviser and the closed-end family it advises (the “Gabelli Funds”) on four separate occasions.6 Most recently, on June 16, 2014, Dividend Trust effected a substantially similar transaction by contributing approximately $100 million of the net assets of Dividend Trust to The Gabelli Global Small and Mid Cap Value Trust (“Global Trust”) in exchange for common shares of Global Trust, of which Dividend Trust owned 100% of the voting securities prior to the consummation of the transaction. Shares of Global Trust were then distributed to shareholders of Dividend Trust, as in the current Transaction. Like Dividend Trust, Global Trust was a diversified closed end management investment company. Dividend Trust’s investment objective was to provide a high level of total return on its assets with an emphasis on dividends and income, whereas the investment objective of Global Trust was long-term capital growth. Global Trust and Dividend Trust also had a common investment adviser, Gabelli Funds, LLC, and overlapping boards.

Dividend Trust, Global Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the 1940 Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.7 Identical relief was sought and obtained in connection with the three earlier Gabelli Funds transactions.

There are few differences between the Transaction and each of the four Gabelli Funds transactions, and none that would effect a determination under Section 17(a) or Section 17(d) and Rule 17d-1. In fact, the Transaction and each of the four Gabelli Funds transactions are similar in that the legacy company and the new company had the same investment advisory fee. Further, as in each of the four Gabelli Funds transactions, in which the legacy fund paid the costs relating to the transaction, Dividend Trust will pay costs relating to the Transaction. In the Transaction, the primary distinction between Dividend Trust and Preferred Trust is that Dividend Trust invests at least 80% of its assets in dividend paying securities (such as common and preferred stock) or other income producing securities, whereas Preferred Trust will invest at least 80% of its net assets plus borrowings for investment purposes in preferred securities.

None of the four prior Gabelli Funds transactions requested an exemption from Section 12(d)(1) of the 1940 Act pursuant to Section 12(d)(1)(J), because each of the prior Gabelli Funds transaction relied on a no-action letter granted to Gabelli Equity Trust on April 1, 1994, from the Office of Chief Counsel of the Commission’s Division of Investment Management stating that it would not recommend enforcement action to the Commission under Section 12(d)(1)(A) if the Equity Trust proceeded with the transaction described therein (the “Gabelli Equity Trust Letter”). The facts and circumstances of the Transaction are substantially similar to the facts and circumstances described in the Gabelli Equity Trust Letter and therefore Applicants intend to rely upon on the Gabelli Equity Trust Letter in connection with the Transaction.

[6]	See Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); Investment Company Act Release No. 27823 (May 22, 2007); and Investment Company Act Release No. 30970 (February 28, 2014). The relief sought and the transaction structure proposed by Applicants is similar to that approved in the above cited orders.
[7]	See Investment Company Act Release No. 30970 (February 28, 2014).

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Kevin T. Hardy
Skadden, Arps, Slate, Meagher & Flom LLP
320 South Canal Street
Chicago, Illinois 60606
(312) 407-0641

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of Dividend Trust, Preferred Trust, and the Adviser states that under the provisions of its Declaration of Trust and By-Laws or similar documents, responsibility for the management of its affairs and business is vested in its Board. Each of Dividend Trust, Preferred Trust and the Adviser represents that the person who signed this Application has been authorized to sign and file this Application in its name and on its behalf. As required under Rule 0-2(c)(1) of the 1940 Act, the following resolutions were adopted by the Board of Dividend Trust and remain in full force and effect:

RESOLVED, that the proper officers of The Gabelli Dividend & Income Trust (the “Fund”) be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions to the extent necessary to permit the Fund to contribute a portion of its assets to The Gabelli Preferred & Income Trust (the “Preferred Trust”) and subsequently distribute all the shares of Preferred Trust as a dividend to the Fund’s shareholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

The following resolutions were adopted by the Board of Preferred Trust and remain in full force and effect:

RESOLVED, that the proper officers of The Gabelli Preferred & Income Trust (the “Fund”) be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit The Gabelli Dividend & Income Trust (the “Dividend Trust”) to contribute a portion of its assets to the Fund and subsequently distribute all the shares of beneficial interest of the Fund as a dividend to the Dividend Trust’s shareholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

The following resolutions were adopted by the Sole Member of the Adviser and remain in full force and effect:

RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission on behalf of the Company, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”), granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit the The Gabelli Dividend & Income Trust (the “Dividend Trust”) to contribute a portion of its assets to The Gabelli Preferred & Income Trust (the “Preferred Trust”) and subsequently distribute all the shares of Preferred Trust as a dividend to the Dividend Trust’s shareholders; and be it further

RESOLVED, that the officers of the Company are authorized to do or cause to be done any and all such acts and things and execute and deliver any documents as they may deem necessary or appropriate to carry out the purposes of the foregoing resolution.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits A-1, A-2 and A-3.

VII.	Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, approving certain transactions. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Sections 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Dated: December 18, 2025

THE GABELLI DIVIDEND & INCOME TRUST

	By:	/s/ John C. Ball
		Name:	John C. Ball
		Title:	President & Treasurer

THE GABELLI PREFERRED & INCOME TRUST

By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President & Treasurer

GABELLI FUNDS, LLC

By:	/s/ Peter Goldstein
	Name:	Peter Goldstein
	Title:	Secretary

Exhibit A-1

VERIFICATION

The undersigned states that he has duly executed the foregoing attached application for and on behalf of The Gabelli Dividend & Income Trust, that he is the President and Principal Executive Officer of such entity and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THE GABELLI DIVIDEND & INCOME TRUST

By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President

Exhibit A-2

VERIFICATION

The undersigned states that he has duly executed the foregoing attached application for and on behalf of The Gabelli Preferred & Income Trust, that he is the Secretary of such entity and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

THE GABELLI PREFERRED & INCOME TRUST

By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President

Exhibit A-3

VERIFICATION

The undersigned states that he has duly executed the foregoing attached application for and on behalf of Gabelli Funds, LLC, that he is the Secretary of such entity and that all actions by members, directors and other bodies necessary to authorize the undersigned to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GABELLI FUNDS, LLC

By:	/s/ Peter Goldstein
	Name:	Peter Goldstein
	Title:	Secretary